FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 31, 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 31, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score

Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM HOLDINGS PLC - RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2005

CAMBRIDGE, UK, 31 January 2006—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the fourth quarter and for the year ended 31 December 2005 showing full Q4 dollar revenues up 8% sequentially and strong profitability with a normalised operating margin of 35%

Financial Highlights – FY 2005

•	FY total dollar revenues* up 14% to $418.7m comprising Processor Division (“PD” – formerly expressed as “Original ARM”) licensing $124.0m (up 19% year-on-year), PD royalties $131.1m (up 22%), Development Systems $46.5m (up 29%), Service revenues $26.5m (up 6%), Physical IP division (“PIPD”) $90.6m (licensing $63.0m, royalties $27.6m) (up 9% on actual PIPD 2004 revenues of $83.1m; down 4% on pro forma PIPD 2004 revenues of $94.6m(see note 7.23))

•	FY 2005 PIPD revenues 15% up on actual PIPD 2004 revenues excluding “catch-up” royalties from both years ($88.2m in 2005 compared to $76.5m in 2004)

•	FY normalised operating margin increased to 32.7%

•	FY normalised earnings per share up 24% year-on-year and full year dividend of 0.84p per share, up 20% on 2004

•	£26.6m returned to shareholders in 2005 through dividends (£10.4m) and the rolling share buyback program initiated in July 2005 (£16.2m)

Financial Highlights – Q4 2005

•	Q4 total dollar revenues* up 8% sequentially to $109.0m comprising Processor Division (“PD”) licensing $30.3m (£17.7m), PD royalties $36.2m (£20.7m), Development Systems $13.5m (£7.8m), Service revenues $7.2m (£4.1m), PIPD $21.8m (licensing $13.8m, royalties $8.0m including “catch-up” royalties of $1.6m) (£12.6m)

•	Total Group order backlog flat at end Q4 with PIPD component of backlog up more than 20% sequentially

•	Q4 normalised operating margin increased to 35.0%

Operating Highlights

•	Strong processor licensing momentum continues in 2005, up 19% year-on-year
•	71 processor licenses signed in 2005 bringing cumulative total to 398
•	Record 499 million ARM Powered® products shipped
•	Rapid growth in non-mobile unit shipments, up 46% year-on-year
•	Seven synergistic deals signed in 2005 demonstrating early benefits from Artisan acquisition
•	19 new physical IP licenses signed in 2005 bringing cumulative total to 176

Commenting on the fourth quarter and full year, Warren East, Chief Executive Officer, said:
“2005 has been another successful year for ARM and we enter 2006 well placed to build on our market-leading position. Q4 was an excellent quarter for our processor division with our new flagship Cortex®-A8 product winning four high-profile industry awards and initial deliveries of the next two Cortex products being made to lead partners. These innovative products underpin license revenues in 2006. We have also made substantial progress in positioning the combination of physical IP and processor IP in order to realise the anticipated financial and technological benefits in 2006 and beyond.”

Tim Score, Chief Financial Officer, added:
“We have grown revenues at twice the rate of the semiconductor industry, achieved operating margins healthily in excess of 30% and seen volumes of ARM Powered products grow by more than 30% year-on-year to 1.66 billion units. Notwithstanding the 20% increase in R&D expenditure to drive expected strong revenue growth, a 24% increase in earnings per share has enabled us to return more cash to shareholders via our progressive dividend policy and the ongoing share buyback program that we introduced during the year.”

Full year 2005 – financial summary

£M	Normalised***			US GAAP
	FY05	FY04 (ARM standalone)	% change	FY05	FY04 (ARM standalone)
Revenue	232.4	152.9	+52%	232.4	152.9
Income before income tax	81.3	48.1	+69%	53.2	38.5
Operating margin	32.7%	26.9%		20.6%	20.6%
Earnings per share	4.28p	3.44p	+24%	2.93p	2.67p
Net cash generation****	65.0

Q4 2005 – financial summary

£M	Normalised***			US GAAP
	Q405	Q305	Q404 (ARM standalone)	Q405	Q305	Q404 (ARM standalone)
Revenue	62.9	56.7	41.5	62.9	56.7	41.5
Income before income tax	23.7	19.1	14.1	15.8	12.0	5.3
Operating margin	35.0%	31.3%	29.4%	22.4%	18.8%	8.2%
Earnings per share	1.23p	1.05	1.10	0.91p	0.68p	0.42p
Net cash generation****	15.9	17.2

* Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.
** Each American Depositary Share (ADS) represents three shares.
*** Normalised figures are before acquisition-related charges and other deferred stock-based compensation charges and related payroll taxes.
For reconciliation of GAAP measures to normalised non-GAAP measures detailed in this document, see notes 7.1 to 7.23.
**** Before dividends, share buybacks and acquisition consideration - see notes 7.14 to 7.16.

Current trading and prospects

During 2005, we integrated Artisan into ARM and began to accelerate new product development in physical IP. We also brought three new processor designs to market, completed the acquisition of a microcontroller tools company and further invested in research and development. As a result, ARM enters 2006 well placed to build on its market leadership position.

A broad technology portfolio for licensing, increasing royalty momentum, growth in development systems sales and the prospect of more synergistic revenues arising from the combination of processor IP and physical IP underpin confidence in another strong performance in 2006 in line with current market expectations.

Financial review
(US GAAP unless otherwise stated)

Fourth quarter ended 31 December 2005

Total revenues
Total revenues for the fourth quarter of 2005 amounted to £62.9 million. In US dollar terms*, fourth quarter revenues of $109.0 million were 8% up sequentially. The effective US dollar to sterling exchange rate for ARM in Q4 2005 was $1.73 compared to $1.78 in Q3 2005 and $1.80 in Q4 2004.

License revenues
Total license revenues in the fourth quarter were £25.7 million, representing 41% of group revenues. License revenues comprised £17.7 million from PD and £8.0 million from PIPD. In US dollar terms*, PD license revenues of $30.3 million in Q4 2005 were 5% up on Q4 2004.

Royalty revenues
Total royalty revenues in the fourth quarter were £25.3 million, representing 40% of total group revenues. Royalty revenues comprised £20.7 million from PD and £4.6 million from PIPD. In US dollar terms*, PD royalty revenues of $36.2 million in Q4 2005 were up 13% sequentially on Q3 2005 and were 23% up on Q4 2004.

ARM partners shipped 499 million units in Q3 2005 (we report royalty revenues one quarter in arrears) at an average royalty rate (“ARR”) of 7.3 cents. The ARR was down from 7.9 cents in Q3 due primarily to the strong growth in shipments of low-cost handsets, hard disk drives and Wi-Fi chipsets. Of the 499 million unit shipments in Q4, 34% related to units based on ARM9™ family technology. Shipments of ARM926 processor-based product accounted for 8% of total shipments. The mobile and non-mobile segments accounted for 62% and 38% of total shipments respectively in Q4, compared to 64% and 36% in Q3. A further six partners began paying royalties in Q4, bringing the total to 68 out of our 172 partners.

Total PIPD royalties of $8.0 million included $1.6 million of catch-up royalties. Underlying royalties of $6.4 million were up 7% sequentially. 19 companies are paying royalties at the end of 2005.

Development Systems and Service revenues
Sales of development systems in Q4 2005 were £7.8 million, representing 12% of total group revenues, compared to £5.8 million in Q3 2005. In US dollar terms, Development Systems revenues were $13.5 million compared to $10.3 million in Q3 2005. The good momentum behind Development Systems revenues seen in the first half of 2005 resumed in the quarter after a seasonally slow third quarter. Q4 revenues also included the first contribution from Keil®, our new microcontroller tools business acquired at the end of October 2005. Service revenues in Q4 2005 were £4.1 million, representing 7% of total group revenues. Dollar revenues of $7.2 million were up 11% sequentially and 21% ahead of last year.

Gross margins
Group gross margins for the fourth quarter were 90.6% compared to 87.7% in Q3. The increase arises primarily due to the increased proportion of royalty revenues earned in Q4 relative to Q3.

Operating expenses and operating margins
Total group operating expenses in Q4 2005 were £42.9 million, including acquisition-related charges of £5.3 million and other deferred stock-based compensation and related payroll taxes of £2.6 million. Excluding these charges, operating expenses in the quarter were £35.0 million, comprising £29.3 million for the group excluding PIPD and £5.7 million for PIPD, compared to £32.0 million in Q3 2005.

Total research and development expenses were £15.6 million in Q4 2005, representing 25% of revenues, compared to £13.9 million or 25% of revenues in Q3 2005. Total sales and marketing costs in Q4 2005 were £9.1 million or 14% of revenues compared to £8.5 million or 15% of revenues in Q3 2005. Total general and administrative expenses in Q4 2005 were £11.0 million representing 17% of revenues compared to £9.6 million or 17% of revenues in Q3 2005.

Operating margin in Q4 2005 was 22.4% compared to 18.8% in Q3 2005. Normalised operating margin was 35.0% (7.1) in Q4 2005 compared to 31.3% (7.2) in Q3 2005. Normalised operating margin of 35.0% in Q4 2005 comprises 36.9% for the group excluding PIPD and 27.4% for PIPD.

Interest receivable
Interest receivable increased to £1.7 million in Q4 2005 compared to £1.4 million in Q3 2005, due to higher average cash balances offsetting slightly lower interest rates.

Earnings and taxation
Income before income tax in Q4 2005 was £15.8 million compared to £12.0 million in Q3 2005. Normalised income before income tax was £23.7 million(7.6) . The group’s effective tax rate under US GAAP in Q4 2005 was 17.8% bringing the effective rate for the year to 21.3%, reflecting the availability of research and development tax credits and taking into account the benefits arising from the structuring of the Artisan acquisition.

Fourth quarter fully diluted earnings per share prepared under US GAAP were 0.9 pence (4.7 cents per ADS**) compared to earnings per share of 0.7 pence (3.6 cents per ADS**) in Q3 2005. Normalised earnings per fully diluted share in Q4 2005 were 1.23 pence(7.17) per share (6.3 cents per ADS**) compared to 1.05 pence(7.18) (5.5 cents per ADS**) in Q3 2005.

Year ended 31 December 2005

Revenues
Total revenues for the year ended 31 December 2005 amounted to £232.4 million. In US dollar terms*, revenues of $418.7 million were 14% up on the aggregate pro forma ARM and Artisan revenues of $367 million in 2004 and 18% up on the aggregate actual revenues of $355 million. The effective average dollar to sterling exchange rate in 2005 was $1.80 compared to $1.78 in 2004 for ARM standalone.

Total license revenues in 2005 were £104.2 million, being 45% of total revenues. Total royalty revenues were £87.8 million, representing 38% of total revenue. Sales of development systems were £25.7 million, being 11% of total revenues. Service revenues were £14.7 million, representing 6% of total revenues.

Operating expenses and operating margins
Total group operating expenses in 2005 were £159.2 million, including acquisition-related charges of £23.2 million and other deferred stock-based compensation and related payroll taxes of £4.9 million. Excluding these charges, operating expenses in 2005 were £131.1 million, comprising £110.0 million for the group excluding PIPD and £21.1 million for PIPD.

Total research and development expenses were £60.1 million in 2005, representing 26% of revenues. Total sales and marketing were £34.1 million or 15% of revenues. Total general and administrative expenses were £37.6 million, representing 16% of revenues.

Operating margin in 2005 was 20.6% compared to 20.6% in the ARM standalone business in 2004. Normalised operating margin was 32.7% (7.4) in 2005 compared to 26.9% (7.5) in 2004. The 2005 normalised operating margin of 32.7% comprises 33.2% for the group excluding PIPD and 30.9% in PIPD.

Interest receivable
Interest receivable was £5.3 million in 2005.

Earnings
Income before income tax in 2005 was £53.2 million. Normalised income before income tax was £81.3 million(7.9) .

Fully diluted earnings per share under US GAAP in 2005 were 2.9 pence (15.1 cents per ADS**). Normalised earnings per fully diluted share were 4.28 pence(7.20) per share (22.0 cents per ADS**).

Balance sheet and cash flow
Intangible assets at 31 December 2005 were £457.9 million, comprising goodwill of £385.6 million and other intangible assets of £72.3 million, compared to £340.4 million and £74.6 million respectively at 31 December 2004. The increase in goodwill in 2005 is due primarily to foreign exchange movements, given the strengthening of the US dollar against sterling from $1.92 at 31 December 2004 to $1.72 at the end of 2005. Goodwill is no longer amortised under US GAAP but is subject to impairment review on at least an annual basis. A regular review of the carrying value of the assets arising on the acquisition of Artisan was performed as at 31 December 2005 and it was concluded that no impairment charge was required. The movement in other intangible assets reflects the amortisation in the year of the intangible assets arising on the acquisitions of Artisan and Axys of £16.9 million and the addition of £8.7 million arising on the acquisition of Keil in October 2005. The other intangible assets are being amortised through the profit and loss account over a weighted average period of five years.

Accounts receivable increased to £55.5 million at 31 December 2005 from £52.2 million at 30 September 2005. The allowance against receivables was £2.2 million at the end of the year compared to £1.8 million at 30 September 2005. Deferred revenues were £20.4 million at the end of the year compared to £23.2 million at 30 September 2005.

After net cash generation of £15.9 million(7.14) in Q4 2005, total net cash generation in 2005 amounted to £65.0 million(7.16) giving total cash, cash equivalents, short-term investments and marketable securities of £160.9 million(7.11) at 31 December 2005.

Share buyback program and 2005 final dividend
Since the share buyback program was initiated in July 2005, the Company has purchased a total of 13.9 million shares at a total cost of £16.2 million. It is anticipated that the buyback program will resume after the announcement of these results.

The directors recommend payment of a final dividend in respect of 2005 of 0.5 pence per share, which taken together with the interim dividend of 0.34 pence per share paid in October 2005, gives a total dividend in respect of 2005 of 0.84 pence per share, an increase of 20% on 0.7 pence per share in 2004. Subject to shareholder approval, the final dividend will be paid on 5 May 2006 to shareholders on the register on 31 March 2006.

Operating review

Processor Division (“PD”) licensing and product development
11 licenses for microprocessors were signed in Q4 2005. Four new partners took a total of five licenses, of which two were per-use licenses and two were term licenses. The two per-use licenses comprised one license for the ARM7TDMI® processor and one license for the ARM922T™ processor. The two term licenses were for the ARM926EJ-S processor and the ARM946E-S™ processor. The remaining license was for the ARM926EJ-S processor.

A further six licenses were signed with five of our existing partners, comprising three derivative licenses and three upgrades. The derivative licenses consisted of one term license for the ARM7TDMI-S™ processor, one term license for the ARM946E-S processor and one license for the ARM11™MPCore™ processor. The upgrades consisted of one term license for the ARM926EJ-S processor and two licenses to the ARM1176JZ-S™ processor, one of which was a term license.

Overall, group order backlog at the end of Q4 was similar to the level as at the end of Q3, with the PIPD component of backlog being up more than 20% sequentially. The PD component of the backlog, which was down sequentially, is expected to build during 2006 as the Cortex portfolio of products become available for general licensing.

Having grown license revenues by 27% and 19% in 2004 and 2005 respectively, ARM enters 2006 well placed to maintain momentum in processor licensing. The portfolio of licensable products comprises a rich mix of well-proven ARM technology, such as the ARM7™ and ARM9 families of products, products introduced in recent years which are still in the early stages of their licensing life cycle, such as the ARM11 family of products, and the first three Cortex family products which have already been licensed by lead partners and which will be available for general licensing in 2006.

In October 2005, we formally launched the Cortex-A8 processor, the industry’s fastest embedded processor to date and the first complete processing solution comprising a broad portfolio of ARM technology to reduce time-to-market. The award-winning Cortex-A8 processor is expected to revolutionise consumer and low-power mobile devices, enabling the delivery of higher levels of entertainment and innovation to end users. Its performance and power utilisation characteristics make it ideal for demanding consumer products running multi-channel video, audio and gaming applications. The exceptional speed and power efficiency of the Cortex-A8 processor is enabled by new ARM Artisan libraries supporting technologies such as Intelligent Energy Manager (IEM). Additionally, the new processor features ARM TrustZone® technology for secure transactions. The ARM TrustZone Software Application Program Interface (API) is gaining wide industry endorsement and quickly becoming a standard foundation for the implementation of security functions such as digital rights management, device protection and payment.

The attributes of the Cortex-A8 processor were recognised by the winning of four high-profile industry awards: Electronic Products magazine’s “Product of the Year”; Portable Design magazine’s “Editor’s Choice”; Electronic Design magazine’s “Best of Embedded 2005” and Microprocessor Report’s “Analysts’ Choice Award for the Best Processor-IP Core of 2005”.

The Cortex-M3 processor has been licensed to four lead partners to date. Initial product deliveries were successfully made to the lead partners in Q4 2005 and the product is now available for mainstream licensing. Test silicon for the Cortex-M3 processor has been received and is exhibiting higher performance and smaller size characteristics than initially expected. The Cortex-M3 processor is specifically designed to meet the requirement for high system performance in microcontrollers and other very cost-sensitive embedded applications such as automotive products and white goods. The microcontroller market has traditionally been serviced by 8- and 16-bit devices, but it has seen a substantial increase in performance requirements as users demand greater flexibility based in software, and as cost pressures drive the consolidation of applications on to a single device. The Cortex-M3 processor, with multiple technologies to reduce memory use whilst delivering industry-leading power and performance, provides an ideal platform both to accelerate the migration of thousands of applications from legacy components to 32-bit microcontrollers and for use in such products as ultra low-cost mobile handsets.

The third Cortex family product available for mainstream licensing in 2006, currently code-named “ServalE”, has been licensed by two lead partners to date. ARM’s ServalE next-generation processor for deeply-embedded applications is expected to be available for mainstream licensing in the first half of 2006.

Taking into account the 11 licenses for microprocessor cores that were signed in Q4 2005, a total of 71 licenses were signed in 2005 compared to 65 licenses in 2004 and 51 licenses in 2003. Of the 71 licenses signed in 2005, 12 were for products in the ARM11 family, 30 were for products in the ARM9 family, 23 were for products in the ARM7 family, and six were for products in the Cortex group of processors. 32 companies became new ARM partners in the year, bringing the total number of semiconductor partners at the end of 2005 to 172.

PD royalty revenues and unit shipments
Total unit shipments in 2005 of 1.662 billion were 31% up on 2004. Unit shipments in the mobile segment grew by 23% year-on-year with unit shipments in the non-mobile segments growing by 46%. Growth in the non-mobile segments was achieved across a broad range of product applications including hard disk drives, games consoles, smart cards, printers, DVD players, flash memory products, digital still cameras, Wi-Fi chipsets and automotive products.

Total PD royalty revenues in 2005 were $131.1 million, 22% up on the $107.1 million reported in 2004. The average royalty rate (“ARR”) of 7.9 cents in 2005 compares to 8.4 cents in 2004. The ARR in a given period is based on a number of variables, including the ASPs of the chips shipped, the applicable royalty rate payable to ARM and the mix of unit shipments by ARM product family. When evaluating the ARR trend in 2006, the key positive variables are likely to be the increased proportion of ARM9 family-based products, particularly in smarter mobile phones, and the ramp-up of ARM11 family-based products. However, there is likely to be continued strong growth in microcontroller shipments which typically have lower ASPs. In 2005, 31% of shipments were based on ARM9 technology. By the end of Q3 four partners were shipping products based on ARM11 technology with the first ARM11 family-based handsets now being shipped in Japan. The proportion of ARM11 family-based shipments is expected to grow meaningfully in 2006.

Physical IP Division (“PIPD”) licensing and product development
PIPD achieved its second highest bookings quarter ever in Q4 2005, giving rise to an order backlog up more than 20% sequentially and at a record level at the end of the year. PIPD reported license revenues of $13.8 million in Q4 compared to $15.2 million last quarter.

In Q4, PIPD licensed five physical IP platforms to two further foundries and one integrated device manufacturer (“IDM”). One foundry licensed both the Metro and Advantage platforms for their 90nm process and the other licensed both the Metro and Advantage platforms for their 65nm process. The IDM licensed the Advantage platform for their 65nm process. This follows other physical IP platform announcements made earlier in the year including IBM licensing the Metro platform for their 65nm ASIC process, IBM-Chartered licensing the Metro platform for their common 65nm process, UMC licensing the Metro platform for their 130nm process and most recently Grace Semiconductor licensing the Classic platform for both their 180nm and 130nm processes. This brings the total number of physical IP platforms licensed to foundries and IDM’s to 67. In addition to platform licenses, PIPD licensed its cell libraries, memory compilers and high speed PHYs to a further 15 end user licensees. This brings the total number of end user licensees for these technologies to 143. In Q4, PIPD made the first product deliveries of the Metro, Advantage and Velocity™ products for 65nm to both foundry licensees and design partners.

2005 has also seen the first synergistic benefits from the combination of ARM and Artisan, both in terms of revenue and technology collaboration. One further synergistic revenue deal was signed in Q4, bringing the total in 2005 to seven. Synergistic deals include both instances of physical IP being licensed to ARM partners and instances of contracts being won against the competition due to both processor and physical IP being available from ARM.

As well as the Cortex-A8 processor, we are already developing other products which benefit from the integration of processor and physical IP. In January 2006, we unveiled a ground-breaking high performance implementation of the ARM1176JZF-S processor, enhanced with the ARM Artisan Advantage cell library and memories, which achieves a frequency of more than 750 MHz in a high-performance 90nm foundry process while occupying less than 2.4 mm2 of silicon area. This represents a significant performance increase through a combination of collaborative design, advanced physical IP and process technology. The optimised implementation delivers an industry-leading performance for existing applications and operating systems without the need for expensive software re-design or re-compilation. Further, the ongoing collaboration between PIPD and ARM’s Fabric IP business unit yielded fruit in Q4 with the first 130nm test chip with combined DDR and PrimeCell® peripherals being received back from the fab and working first time.

PIPD royalty revenues
As with PD royalties, PIPD receives and reports royalty data one quarter in arrears. Total royalties of $8.0 million in Q4 2005 included “catch-up” royalties of $1.6 million. These catch-up royalties represent the initial yield from an enhanced process of internal analysis and external audit to ensure that ARM receives all royalties when due. Underlying royalties of $6.4 million compared to $6.0 million in Q3 2005 and $5.7 million in Q2 2005. Underlying royalties (excluding catch-up) are up 1% year-on-year compared to an overall decline in foundry revenue of some 3% over the same period.

Development Systems
Development Systems revenues have grown 29% in 2005 to $46.5m. This growth has been generated by working with customers on longer term relationships for the supply of RealView® Developer tools for software development, continued momentum behind the RealView Create tools for Electronic System Level design tools (“ESL”) customers and a buoyant market place for tools to support the broad portfolio of ARM microprocessors. Development Systems has entered into more multi-year contracts for larger product volumes which improves the visibility of business going forward and builds a good customer base from which to drive new innovation. Keil, a supplier of microcontroller tools, was acquired in October 2005. This acquisition enables ARM to benefit even further from the accelerating growth in the 32-bit microcontroller market and provides Development Systems access to a well-developed channel through which to sell microcontroller toolkits in order to address the much larger customer base associated with this market.

In 2006, growth is expected to be generated from new products launched into the microcontroller tools market that bring together technology from ARM and Keil, the launch of RealView Developer Suite 3.0 and RealView ICE 3.0 and the increase in the number of customers adopting ESL as a design methodology. Development Systems will also continue to increase the value provided to key customers with the RealView product line by strengthening the link between hardware and software development in order to provide a complete solution to the challenges of hardware and software co-design and by putting in place more long term agreements for the supply of RealView tools.

People
At 31 December 2005 we had 1,324 full time employees compared to 1,272 at the end of Q3 2005 and 1,171 at the end of 2004. At 31 December 2005, the Group had 576 employees based in the UK, 486 in the US, 101 in Continental Europe, 116 in India and 45 in the Asia Pacific region.

Legal matters
In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. On September 7, 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision on April 11, 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. A supplementary “Markman” hearing was held on 11 October 2005 and we are presently awaiting the ruling of the District Court. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

CONTACTS:
Tom Buchanan/Fiona Laffan	Tim Score/Bruce Beckloff
Brunswick	ARM Holdings plc
+44 (0) 207 404 5959	+44 (0)1628 427800

ARM Holdings plc
Fourth Quarter and Annual Results – US GAAP

	Quarter ended 31 December 2005 Unaudited	Quarter ended 31 December 2004 Unaudited	Year ended 31 December 2005 Unaudited	Year ended 31 December 2004 Unaudited	Year ended 31 December 2005(1) Unaudited

	£’000	£’000	£’000	£’000	$’000
Revenues
Product revenues	58,828	38,150	217,711	138,732	373,766
Service revenues	4,065	3,385	14,728	14,165	25,285

Total revenues	62,893	41,535	232,439	152,897	399,051

Cost of revenues
Product costs	(4,313)	(2,558)	(19,265)	(6,735)	(33,074)
Service costs	(1,579)	(1,168)	(6,093)	(5,064)	(10,460)

Total cost of revenues	(5,892)	(3,726)	(25,358)	(11,799)	(43,534)

Gross profit	57,001	37,809	207,081	141,098	355,517

Research and development	(15,613)	(13,030)	(60,051)	(50,133)	(103,096)
Sales and marketing	(9,061)	(6,342)	(34,102)	(23,935)	(58,546)
General and administrative	(10,959)	(10,743)	(37,558)	(30,371)	(64,480)
Deferred stock-based
compensation	(2,465)	(565)	(9,727)	(960)	(16,699)
Amortisation of intangibles
purchased through business
combination	(4,809)	(3,712)	(17,726)	(4,188)	(30,432)

Total operating expenses	(42,907)	(34,392)	(159,164)	(109,587)	(273,253)

Income from operations	14,094	3,417	47,917	31,511	82,264
Interest, net	1,684	1,917	5,317	6,944	9,128

Income before income tax	15,778	5,334	53,234	38,455	91,392
Provision for income taxes	(2,801)	(825)	(11,354)	(10,478)	(19,492)

Net income	12,977	4,509	41,880	27,977	71,900

Net income	12,977	4,509	41,880	27,977	71,900
Other comprehensive income:
Foreign currency adjustments	16,538	(183)	58,561	(421)	100,537
Unrealised holding gain/(loss) on
available-for-sale securities, net
of tax of £236,000 (Q4 2004:
£837,000; FY 2005: £981,000;
FY 2004: £1,631,000)	452	1,954	(2,316)	4,196	(3,976)

Total comprehensive income	29,967	6,280	98,125	31,752	168,461

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,431,084	1,071,645	1,427,013	1,049,768
Earnings per share – pence	0.9	0.4	2.9	2.7
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	477,028	357,215	475,671	349,923
Earnings per ADS – cents	4.7	2.4	15.1	15.4

(1)     US dollar amounts have been translated from sterling at the 31 December 2005 closing rate of $1.7168=£1 (see note 1)

ARM Holdings plc
Consolidated balance sheet - US GAAP

	31 December 2005 Unaudited	31 December 2004 Unaudited	31 December 2005(1) Unaudited

	£’000	£’000	$’000
Assets
Current assets:
Cash and cash equivalents	128,077	110,561	219,883
Short-term investments	23,990	5,307	41,186
Marketable securities	8,835	21,511	15,168
Accounts receivable, net of allowance of
£2,173,000 in 2005 and £1,451,000 in 2004	55,518	34,347	95,313
Inventory: finished goods	1,490	897	2,558
Prepaid expenses and other assets	12,567	16,001	21,575

Total current assets	230,477	188,624	395,683

Long-term marketable securities	-	5,438
Deferred income taxes	4,422	2,529	7,591
Prepaid expenses and other assets	1,674	-	2,874
Property and equipment, net	12,803	14,117	21,980
Goodwill	385,572	340,416	661,950
Other intangible assets	72,345	74,578	124,202
Investments	8,800	12,235	15,108

Total assets	716,093	637,937	1,229,388

Liabilities and shareholders’ equity
Accounts payable	2,221	4,110	3,813
Income taxes payable	10,826	6,345	18,586
Personnel taxes	1,329	1,123	2,282
Accrued liabilities (see note 2)	25,024	38,600	42,961
Deferred revenue	20,354	21,355	34,944

Total current liabilities	59,754	71,533	102,586
Accrued liabilities	-	1,732
Deferred income taxes	7,289	12,345	12,513

Total liabilities	67,043	85,610	115,099

Shareholders’ equity
Ordinary shares	693	675	1,190
Additional paid-in capital	425,252	414,133	730,073
Deferred compensation	(4,404)	(12,083)	(7,561)
Treasury stock, at cost	(16,315)	(7,485)	(28,010)
Retained earnings	183,913	153,421	315,742
Accumulated other comprehensive income:
Unrealised holding gain on available-for-sale
securities, net of tax of £1,096,000 (2004:
£2,077,000)	3,859	6,175	6,625
Cumulative translation adjustment	56,052	(2,509)	96,230

Total shareholders’ equity	649,050	552,327	1,114,289

Total liabilities and shareholders’ equity	716,093	637,937	1,229,388

(1) US dollar amounts have been translated from sterling at the 31 December 2005 closing rate of $1.7168=£1 (see note 1)

ARM Holdings plc
Consolidated income statement - IFRS

	Year ended 31 December 2005 Unaudited	Year ended 31 December 2004 Unaudited

	£’000	£’000
Revenues
Product revenues	217,711	138,732
Service revenues	14,728	14,165

Total revenues	232,439	152,897

Cost of revenues
Product costs	(19,265)	(6,735)
Service costs (see note 4)	(7,345)	(5,505)

Total cost of revenues	(26,610)	(12,240)

Gross profit	205,829	140,657

Operating expenses
Research and development (see note 4)	(80,273)	(54,674)
Sales and marketing (see note 4)	(47,389)	(25,546)
General and administrative (see note 4)	(43,010)	(32,108)

Total operating expenses	(170,672)	(112,328)

Profit from operations	35,157	28,329
Investment income	5,317	6,944

Profit before tax	40,474	35,273
Tax	(10,827)	(9,398)

Profit for the year	29,647	25,875

Dividends
- final 2003 paid at 0.6 pence per share	-	6,118
- interim 2004 paid at 0.28 pence per share	-	2,857
- final 2004 paid at 0.42 pence per share	5,759	-
- interim 2005 paid at 0.34 pence per share	4,677	-

Earnings per share
Basic and diluted earnings	29,647	25,875

Number of shares (‘000)
Basic weighted average number of shares	1,369,335	1,026,890
Effect of dilutive securities:
Share options	55,027	22,179
Diluted weighted average number of shares	1,424,362	1,049,069

Basic EPS	2.2p	2.5p
Diluted EPS	2.1p	2.5p

All activities relate to continuing operations.

All of the profit for the period is attributable to the equity shareholders of the parent.

     ARM Holdings plc
Consolidated balance sheet - IFRS

	31 December 2005 Unaudited	31 December 2004 Unaudited

	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	128,077	110,561
Short-term investments	23,990	5,307
Marketable securities	8,835	21,511
Financial assets - fair value of currency contracts	-	1,674
Accounts receivable	55,518	34,347
Prepaid expenses and other assets	12,567	14,327
Inventories: finished goods	1,490	897

Total current assets	230,477	188,624

Non-current assets:
Financial assets
- Long-term marketable securities	-	5,438
- Available-for-sale investments	8,800	12,235
Prepaid expenses and other assets	1,674	-
Property, plant and equipment	8,990	9,096
Goodwill	474,430	419,174
Other intangible assets	79,743	84,037
Deferred tax assets	13,633	2,396

Total non-current assets	587,270	532,376

Total assets	817,747	721,000

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,221	4,110
Current tax liabilities	10,826	7,081
Accrued and other liabilities	26,598	42,049
Financial liabilities – fair value of currency contracts	1,708	-
Deferred revenue	20,354	21,355

Total current liabilities	61,707	74,595

Net current assets	168,770	114,029

Non-current liabilities:
Deferred tax liabilities	9,193	2,135
Other non-current liabilities	-	1,732

Total liabilities	70,900	78,462

Net assets	746,847	642,538

Shareholders’ equity
Share capital	693	675
Share premium account	447,091	434,026
Share option reserve	61,474	61,474
Retained earnings	166,656	140,291
Revaluation reserve	2,921	5,237
Cumulative translation adjustment	68,012	835

Total equity	746,847	642,538

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Year ended 31 December 2005 Unaudited	Year ended 31 December 2004 Unaudited

	£’000	£’000
Operating activities
Profit from operations	35,157	28,329
Depreciation and amortisation of tangible and intangible assets	28,608	13,059
Loss on disposal of property, plant and equipment	16	20
Impairment of available-for sale investments	337	-
Compensation charge in respect of share-based payments	20,863	7,855
Provision for doubtful debts	722	(321)
Accounts receivable converted to available-for-sale investments	-	(112)
Changes in working capital:
Accounts receivable	(21,247)	(1,358)
Inventories	(497)	34
Prepaid expenses and other assets	1,613	(3,659)
Accounts payable	(1,931)	1,176
Deferred revenue	(2,043)	3,013
Accrued liabilities and other creditors	(5,491)	2,811

Cash generated by operations before tax	56,107	50,847
Income taxes paid	(14,447)	(11,601)

Net cash from operating activities	41,660	39,246

Investing activities
Interest received	5,444	7,233
Purchases of property, plant and equipment	(5,492)	(2,723)
Proceeds on disposal of property, plant and equipment	37	23
Purchases of other intangible assets	(572)	(2,672)
Purchases of available-for-sale investments	(274)	(50)
Proceeds on disposal of available-for-sale investments	96	-
(Purchase) / maturity of short-term investments	(599)	24,677
Purchases of subsidiaries, net of cash acquired	(20,304)	(77,899)

Net cash used in investing activities	(21,664)	(51,411)

Financing activities
Issue of shares	13,921	1,313
Expenses of issuing share capital	-	(360)
Purchase of own shares	(16,211)	-
Dividends paid to shareholders	(10,436)	(8,975)

Net cash used in financing activities	(12,726)	(8,022)

Net increase / (decrease) in cash and cash equivalents	7,270	(20,187)
Cash and cash equivalents at beginning of year	110,561	130,722
Effect of foreign exchange rate changes	10,246	26

Cash and cash equivalents at end of year	128,077	110,561

Notes to the Financial Statements
(1) Basis of preparation – reporting currency
The Group prepares and reports its financial statements in UK sterling. Purely for the convenience of the reader, the US GAAP income statement and balance sheet have been translated from sterling at the closing rate on 31 December 2005 of $1.7168=£1. Such translations should not be construed as representations that the sterling amounts represent, or have been or could be so converted into US dollars at that or at any other rate.

(2) Accrued liabilities
Accrued liabilities under US GAAP of £25.0 million (2004: £38.6 million) includes: £nil million (2004: £14.3 million) for acquisition-related expenses, £0.7 million (2004: £4.4 million) for staff costs and £0.7 million (2004: £2.8 million) representing the fair value of embedded derivatives.

(3) Consolidated statement of changes in shareholders’ equity (US GAAP)

	Share capital	Additional paid-in capital	Deferred compensation	Treasury stock	Retained earnings	Unrealised holding gain	Cumulative translation adjustment	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 January 2005	675	414,133	(12,083)	(7,485)	153,421	6,175	(2,509)	552,327
Shares issued on exercise of options	18	13,065	-	-	-	-	-	13,083
Net income	-	-	-	-	41,880	-	-	41,880
Dividends	-	-	-	-	(10,436)	-	-	(10,436)
Unrealised holding losses on available-for-sale securities	-	-	-	-	-	(2,316)	-	(2,316)
Deferred compensation arising on share schemes	-	3,290	(3,290)	-	-	-	-	-
Tax benefits on exercise of options issued as part consideration for a business combination	-	1,227	-	-	-	-	-	1,227
Tax effect of disqualifying dispositions	-	370	-	-	-	-	-	370
Amortisation of deferred compensation	-	-	9,727	-	-	-	-	9,727
Reversal of deferred compensation	-	(1,242)	1,242	-	-	-	-	-
Issuance of shares	-	(5,591)	-	7,381	(952)	-	-	838
Purchase of own shares	-	-	-	(16,211)	-	-	-	(16,211)
Currency translation adjustment	-	-	-	-	-	-	58,561	58,561

At 31 December 2005	693	425,252	(4,404)	(16,315)	183,913	3,859	56,052	649,050

(4) IFRS operating expenses
Included within the IFRS income statement for the year ended 31 December 2005 are total share-based payment costs of £20.9 million (2004: £7.9 million), allocated £1.3 million (2004: £0.4 million) in cost of revenues, £12.1 million (2004: £4.3 million) in research and development costs, £4.2 million (2004: £1.5 million) in sales and marketing costs and £3.3 million (2004: £1.7 million) in general and administrative costs.

Also included within operating costs is amortisation of intangibles of £17.9 million (2004: £0.6 million), allocated £8.1 million (2004 £0.3 million) in research and development costs, £9.1 million (2004 £0.2 million) in sales and marketing costs and £0.7 million (2004 £0.1 million) in general and administrative costs.

(5) Consolidated statement of changes in shareholders’ equity (IFRS)

	Share capital	Share premium account	Share option reserve	Retained earnings	Revaluation reserve	Cumulative translation reserve	Total

	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 January 2005	675	434,026	61,474	140,291	5,237	835	642,538
Shares issued on exercise of options	18	13,065	-	-	-	-	13,083
Profit for the period	-	-	-	29,647	-	-	29,647
Dividends	-	-	-	(10,436)	-	-	(10,436)
Credit in respect of employee share schemes	-	-	-	20,863	-	-	20,863
Movement on deferred tax arising on outstanding share options	-	-	-	(4,408)	-	-	(4,408)
Tax benefits on exercise of options issued as part consideration for a business combination	-	-	-	6,072	-	-	6,072
Purchase of own shares	-	-	-	(16,211)	-	-	(16,211)
Proceeds from sale of own shares	-	-	-	838	-	-	838
Unrealised holding losses on available-for-sale investments (net of deferred tax of £981,000)	-	-	-	-	(2,316)	-	(2,316)
Currency translation adjustment	-	-	-	-	-	67,177	67,177

At 31 December 2005	693	447,091	61,474	166,656	2,921	68,012	746,847

(6) Summary of significant differences between US GAAP and IFRS

Goodwill Under both IFRS and US GAAP, goodwill is not subject to amortisation, but is tested annually for impairment. As permitted by IFRS 1, the Company’s goodwill under IFRS has been frozen at the amount recorded under UK GAAP as at 1 January 2004. Under US GAAP, following the provisions of SFAS 142, “Goodwill and other intangible assets”, the carrying value of goodwill was frozen at the amount recorded under previous US GAAP as at 1 January 2002. Under both previous US GAAP and UK GAAP, goodwill was amortised over its useful economic life. Thus, while ongoing accounting policies in respect of goodwill are similar under US GAAP and IFRS, the difference in the dates of transition means that different amounts of goodwill are recorded.

Under US GAAP, certain costs to be incurred on restructuring on business combination are treated as a fair value adjustment in the balance sheet acquired. Under IFRS, these costs are expensed post-acquisition. Additionally, under US GAAP, tax benefits arising from the exercise of options issued as part of the consideration for a business combination become a deduction to goodwill, only to the extent that those benefits do not exceed the fair value of the consideration relating to those options at the appropriate tax rate. Any excess tax benefits are a deduction to equity. Under IFRS, the full tax benefit is a deduction to equity.

The 2004 annual report included a provisional assessment of the fair values of assets and liabilities acquired on the acquisition of Artisan Components Inc. on 23 December 2004. Where these provisional values have been amended as estimates have been refined in 2005, adjustments to fair values have been recorded as prior year adjustments to goodwill for IFRS purposes. Under US GAAP, these are recorded as amendments to goodwill in the current period.

Recognition and amortisation of intangibles The Company has taken advantage of the exemption under IFRS 1 not to apply IFRS retrospectively to business combinations occurring before 1 January 2004. This means that for business combinations occurring before this date, the previously reported UK GAAP treatment has continued to be followed. Under previous UK GAAP, intangible assets were recognised separately from goodwill only where they could be sold separately without disposing of a business of the entity. This separability criterion does not apply under either IFRS or US GAAP. Thus, a number of intangible assets which are required to be recognised separately from goodwill under both IFRS 3 and SFAS 142, were subsumed within goodwill under UK GAAP. Under both US GAAP and IFRS, such intangible assets are amortised over their useful economic lives. Except in relation to in-process research and development (see below), there is no difference in accounting policy for intangible assets recognised as a result of business combinations entered into after 1 January 2004.

In-process research and development Under IFRS, in-process research and development projects purchased as part of a business combination may meet the criteria set out in IAS 38, “Intangible assets”, for recognition as intangible assets other than goodwill and are amortised over their useful economic lives commencing when the asset is brought into use. Under US GAAP, in-process research and development is immediately written-off to the income statement. This accounting policy difference gives rise to an associated difference in deferred taxation.

Valuation of consideration on business combination Under both IFRS and US GAAP, the fair value of consideration in a business combination includes the fair value of both equity issued and any share options granted as part of that combination. Under IFRS, any equity issued is valued at the fair value as of the date of completion, whilst under US GAAP, the equity is valued at the date the terms of the combination were agreed to and announced. For options, under US GAAP, the fair value is based upon the total number of options granted, both vested and unvested, whilst under IFRS the fair value only includes those that have vested, together with a pro-rata value for partially vested options. Furthermore, where there is contingent consideration for an acquisition, under IFRS this is recognised as part of the purchase consideration if the contingent conditions are expected to be satisfied, whilst under US GAAP it is only recognised if the conditions have actually been met.

Deferred compensation Under US GAAP, the intrinsic value of unvested stock options issued by an acquirer as part of a business combination in exchange for unvested share options of the acquiree is recorded as a debit balance within shareholders’ funds. This amount is charged to the profit and loss account over the vesting period of the share options in accordance with FIN 28. Under IFRS, no such adjustment to shareholders’ funds is made on acquisition.

Compensation charge in respect of share-based payments The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, equity-settled share-based payments are measured at fair value at the date of grant, using the Black-Scholes pricing model. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares that will eventually vest. Under US GAAP, the Company accounts for share option compensation expense under APB 25, and thus no compensation expense is recorded where the exercise price of the option is equal to the share price on the date of grant.

Under US GAAP, the Company recognises a compensation charge in respect of UK SAYE plans. The compensation charge is calculated as the difference between the market price of the shares at the date of grant and the exercise price of the option and is recorded on a straight-line basis over the savings period. In addition, certain options attract a charge under variable plan accounting under US GAAP. Under IFRS, this charge is calculated in the same manner as other share-based payments, as detailed above.

Under US GAAP, the Company follows variable plan accounting for LTIP grants, measuring compensation expense as the difference between the exercise price and the fair market value of the shares at each period end over the vesting period of the options. Increases in fair market value of the shares result in a charge and decreases in fair market value of the shares result in a credit, subject to the cumulative amount previously expensed. Under IFRS, this charge is calculated in the same manner as other share-based payments, as detailed above.

Deferred tax on UK and US share options In the US and the UK, the Company is entitled to a tax deduction for the amount treated as employee compensation under US and UK tax rules on exercise of certain employee share options. The compensation is equivalent to the difference between the option exercise price and the fair market value of the shares at the date of exercise.

Under IFRS, deferred tax assets are recognised and are calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against the profit and loss reserve. In accordance with the transitional provisions of IFRS 2, no compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before 1 January 2005. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity, against retained earnings.

Under US GAAP, deferred tax assets are recognised by multiplying the compensation expense recorded by the prevailing tax rate in the relevant tax jurisdiction. Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital. Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excess tax benefits recorded in this account, with any remainder recorded in the income statement.

Employer’s taxes on share options Under IFRS, employer’s taxes that are payable on the exercise of share options are provided for over the vesting period of the options. Under US GAAP, such taxes are accounted for when the options are exercised.

Reconciliation of IFRS profit to US GAAP net income	Year ended 31 December 2005 Unaudited	Year ended 31 December 2004 Unaudited

	£’000	£’000

Profit for financial period as reported under IFRS	29,647	25,875
Adjustments for:
Amortisation of intangibles	548	(65)
Write-off of in-process research and development	(335)	(3,612)
US GAAP compensation charge in respect of LTIP	(3,814)	(619)
US GAAP compensation charge in respect of SAYE schemes	(417)	(341)
US GAAP deferred stock-based compensation re acquisition	(5,496)	-
IFRS compensation charge in respect of all share-based payments	20,863	7,855
Employer’s taxes on share options	3	(36)
Utilisation of restructuring provision	1,368	-
Foreign exchange on contingent consideration	40	-
Tax on UK and US share options	(370)	(515)
Tax difference on amortisation of intangibles	(248)	(14)
Tax difference on share-based payments	91	(551)

Net income as reported under US GAAP	41,880	27,977

Reconciliation of shareholders’ equity from IFRS	31 December	31 December
to US GAAP	2005	2004
	Unaudited	Unaudited

	£’000	£’000

Shareholders’ equity as reported under IFRS	746,847	642,538
Adjustments for:
Employer’s taxes on share options	30	27
Utilisation of restructuring provision	1,368	-
Cumulative difference on amortisation of goodwill	2,713	2,713
Cumulative difference on amortisation of intangibles	441	(107)
Cumulative write-off of in-process research and development	(4,097)	(3,762)
Cumulative difference on deferred tax	(263)	(14)
Valuation of equity consideration on acquisition	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476
Deferred compensation on acquisition	(9,579)	(9,579)
Deferred tax on share-based payments	(8,775)	(13,274)
Portion of tax benefit arising on exercise of options issued on
acquisition taken to goodwill under US GAAP	(4,844)	-
Foreign exchange on valuation of intangible assets and
deferred tax	(9,872)	(1,256)
Foreign exchange on valuation of contingent consideration	40	-

Shareholders’ equity as reported under US GAAP	649,050	552,327

Reconciliation of goodwill from IFRS to US GAAP	31 December	31 December
	2005	2004
	Unaudited	Unaudited

	£’000	£’000

Goodwill as reported under IFRS	474,430	419,174
Adjustments for:
Amendments to provisional fair values	1,235	(2,831)
Cumulative difference on amortisation of goodwill	2,713	2,713
Cumulative write-off of in-process research and development	(150)	(150)
Amendment following revised intangible valuation on
acquisition, net of deferred tax	-	500
Separately identifiable intangible assets	(302)	(302)
Deferred tax on capitalised in-process research and development	(1,570)	(1,318)
Portion of tax benefit arising on exercise of options issued on
acquisition taken to goodwill under US GAAP	(4,248)	-
Valuation of equity consideration on acquisition	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476

Deferred compensation on acquisition	(9,579)	(9,579)
Contingent consideration	(1,864)	(1,665)
Foreign exchange on revaluation of goodwill	(10,134)	(1,167)

Goodwill as reported under US GAAP	385,572	340,416

(7) Non-GAAP measures

The following non-GAAP measures, including reconciliations to the US GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude one-off non-recurring charges and acquisition-related charges. All figures in £’000 unless otherwise stated.

	(7.1)	(7.2)	(7.3)	(7.4)	(7.5)
	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
Income from operations	14,094	10,638	3,417	47,917	31,511
Non-recurring charge – technology license agreement	-	-	4,510	-	4,510
Acquisition-related charge – amortisation of intangibles	4,809	4,342	3,712	17,726	4,188
Acquisition-related charge – deferred stock-based compensation	479	1,311	-	5,496	-
Other deferred stock-based compensation and related payroll taxes	2,628	1,449	565	4,873	960

Pro forma income from operations	22,010	17,740	12,204	76,012	41,169

As % of revenue	35.0%	31.3%	29.4%	32.7%	26.9%

	(7.6)	(7.7)	(7.8)	(7.9)	(7.10)
	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
Income before income tax	15,778	12,032	5,334	53,234	38,455
Non-recurring charge – technology license agreement	-	-	4,510	-	4,510
Acquisition-related charge – amortisation of intangibles	4,809	4,342	3,712	17,726	4,188
Acquisition-related charge – deferred stock-based compensation	479	1,311	-	5,496	-
Other deferred stock-based compensation and related payroll taxes	2,628	1,449	565	4,873	960

Pro forma income before income tax	23,694	19,134	14,121	81,329	48,113

	(7.11)	(7.12)	(7.13)
	31 December 2005	30 September 2005	31 December 2004
Cash and cash equivalents	128,077	137,856	110,561
Short-term investments	23,990	5,000	5,307
Short-term marketable securities	8,835	21,881	21,511
Long-term marketable securities	-	-	5,438

Pro forma cash	160,902	164,737	142,817

	(7.14)	(7.15)	(7.16)
	Q4 2005	Q3 2005	FY 2005
Pro forma cash at end of period (as above)	160,902	164,737	160,902
Less: Pro forma cash at beginning of period (as above)	(164,737)	(154,636)	(142,817)
Add back: Cash outflow from acquisitions (net of cash acquired)	4,264	1,690	20,304
Add back: Cash outflow from payment of dividends	4,677	-	10,436
Add back: Cash outflow from purchase of own shares	10,773	5,438	16,211

Pro forma cash generation	15,879	17,229	65,036

	(7.17)	(7.18)	(7.19)	(7.20)	(7.21)
	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
Net income (US GAAP)	12,977	9,784	4,509	41,880	27,977
Non-recurring charge – technology license	-	-	4,510	-	4,510
agreement
Acquisition-related charge – amortisation of	4,809	4,342	3,712	17,726	4,188
intangibles
Acquisition-related charge – deferred stock-based	479	1,311	-	5,496	-
compensation
Other deferred stock-based compensation	2,628	1,449	565	4,873	960
Estimated tax impact of above charges	(3,346)	(1,860)	(1,525)	(8,912)	(1,543)

Pro forma net income	17,547	15,026	11,771	61,063	36,092

Dilutive shares (‘000)	1,431,084	1,437,448	1,071,645	1,427,013	1,049,768
Pro forma diluted EPS	1.23p	1.05p	1.10p	4.28p	3.44p

	(7.22)	(7.23)
	Q4 2004	FY 2004
	$’000	$’000
Artisan actual reported dollar revenues	14,609	83,090
Artisan pro forma dollar revenue adjustment	11,500	11,500

Pro forma Artisan dollar revenues	26,109	94,590

Note

     The results shown for Q4 2005, Q4 2004, FY 2005 and IFRS FY 2004 are unaudited. The US GAAP results shown for FY 2004 are audited.

     The results for ARM for Q4 2005 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2004 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2004. The IFRS results have been prepared using the accounting policies detailed in the 2005 Interim Report. These IFRS policies have not been formally agreed as audited but no significant changes are expected to those in the audited financial statements for the year.

     This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

     More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2004 including

(without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2004 have been delivered to the Registrar of Companies, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/

ARM, ARM Powered, RealView, TrustZone, Keil and ARM7TDMI are registered trademarks of ARM Limited. ARM7, ARM7TDMI-S, ARM9, ARM922T, ARM926E-S,, ARM946E-S, ARM11 ,ARM1176JZ-S, Cortex and MPCore are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., ARM Physical IP Inc., Axys Design Automation Inc., Axys GmbH, ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd., ARM Belgium NV., ARM Embedded Technologies Pvt. Ltd. and ARM Physical IP, Inc.